March 21, 2005

Via U.S. Mail

Satoshi Tanaka, General Manager
Investor Relations Division
Mitsui & Co., Ltd.
2-1, Ohtemachi 1-chome,
Chiyoda-ku, Tokyo 100-0004, Japan

RE:		Mitsui & Co., Ltd.
      Form 20-F for the fiscal year ended March 31, 2004
      Response letter dated February 24, 2005
		File No. 0-09929


Dear Mr. Tanaka:

      We have reviewed the above filing and response letter and have the following comment. We have limited our review of your Form 20-F to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.



General -
Your response to our prior comment does not indicate that you considered the impact your ties to a country identified by the U.S.
State Department as a state sponsor of terrorism, and subject to U.S.
economic sanctions, might have upon your reputation and share value.
Please give us your view of the materiality of your Iran-related operations, and whether they pose a material investment risk to your security holders, in light of these additional non-quantitative factors.

Closing

      Please understand that we may have additional comments after we review your response to our comment. Please contact me at (202)
942-
7817 if you have any questions about the comment or our review.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
Mitsui & Co., Ltd.
March 21, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE